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                             September 18, 2020

       Linda Bain
       Chief Financial Officer
       Codiak BioSciences, Inc.
       35 CambridgePark Drive, Suite 500
       Cambridge, MA 02140

                                                        Re: Codiak BioSciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 9,
2020
                                                            File No. 333-248692

       Dear Ms. Bain:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Our programs, page 3

   1. We note your response to our prior comment 3. To the extent the product candidates relating to your
agreements with The Ragon Institute, MIT, Harvard and Dr. Schreiber are material, the
collaboration agreements supporting the development of these product candidates are material
and should be fully described and filed as exhibits. If the product candidates are not
material given their early stage of development, then please remove the references to these
product candidates from your pipeline table and your summary.
                                                        Additionally, we note
that your response letter appears to indicate that these candidates are not material given
their early stage of discovery. If you choose to retain them in the table, please provide
us with an analysis supporting your determination they are material candidates. Similarly,
explain your basis for including other product candidates that
 Linda Bain
Codiak BioSciences, Inc.
September 18, 2020
Page 2
         appear to be in a similarly early stage of discovery. Your analysis should address the matters raised in your response, namely that the vaccines are in very early stages of development, and the lack of resources devoted to and derived from the relevant collaborations.
2. We note your response to our prior comment 4 and disagree with your reasons for continuing to include these programs in your pipeline table. The table should depict your material product candidates and their current stage of development. You may include a discussion of additional programs in the description of the collaboration agreement. Please remove items that have not yet been identified and are not currently material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at (202) 551-3649 or Brian Cascio at
(202) 5513676
if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Suzanne Hayes at
(202) 5513675
with any other questions.



FirstName LastNameLinda Bain                                   Sincerely,
Comapany NameCodiak BioSciences, Inc.
                                                               Division of
Corporation Finance
September 18, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName